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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                 April 26, 2005



                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                     Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                    (Address of principal executive office)


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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

/s/ Mark Laurie

By:
    Name   Mark Laurie
    Title: Company Secretary

Date: 26 April 2005



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LIHIR GOLD LIMITED ANNUAL GENERAL MEETING 2005

[PHOTO]

LIHIR GOLD LIMITED Incorporated in Papua New Guinea ARBN 069 803 998 LHG LIHRY

CHAIRMAN'S ADDRESS -- 2005 ANNUAL GENERAL MEETING

THE FOLLOWING ADDRESS WAS DELIVERED BY ROSS GARNAUT, CHAIRMAN OF LIHIR GOLD LIMITED, AT THE ANNUAL GENERAL MEETING HELD IN PORT MORESBY ON TUESDAY, 26 APRIL 2005.


The Lihir Gold Limited Board sees 2004 as marking an operational turning point for your company, which will lead to significant improvements in the company's financial position and support further important changes this year and next. Today I will speak about what we have done during 2004 and the significant changes now being explored and made to transform Lihir Gold Limited to the benefit of its owners.

As you will recall from when we met this time last year, 2004 commenced disappointingly with a failure in the main oxygen plant stopping production for three weeks in the first quarter. In the year since that time, there have been no significant unscheduled interruptions to the operations of the processing plant. This is evidence of the effectiveness of the programme to improve reliability which has been pursued since late 2002 and is now substantially complete. In fact, after the problems in the first quarter, 2004 saw the successful implementation of operational changes which allowed us to recover some of that lost production. A production result of about 600,000 ounces, and the mining and processing rates underlying its achievement in a period when relatively low-grade ores were mined, provide reasons for confidence in high production and financial performance as we move into the higher grades of the Lienetz ore body later this year.

Financial results for the 2004 year generally improved on the previous year. Increased profits and cash flows from operations were generated by increased production and a higher gold price. The "normalised"


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LIHIR GOLD LIMITED ANNUAL GENERAL MEETING 2005
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profit figure for 2004, before adjustments, was US$43.8 million, comparing favourably with the 2003 equivalent of US$20.8 million. Net cash flows from the company's operating activities increased from US$16.7 million in 2003 to US$30.3 million last year.

Evidence of the turning point of which I have spoken of was also provided in the reversal of earlier write-downs in the carrying value of assets on the company's balance sheet. The combination of improved mining and processing performance, mine plans and gold price expectations required the company to make a number of adjustments under the international accounting standards under which Lihir Gold operates, which gave rise to a reported profit figure of US$329.2 million for 2004. The adjustments included reversal of past asset impairments, recognition of the value of the economic grade stockpiles set aside for later processing, and a commensurate recognition of future income tax benefits. The increases in the net present value of future cash flows which underlie these adjustments make no allowance for the cost-reducing and output -- expanding effects of investments at varying stages of planning or implementation at the end of 2004, including the 30MW geothermal power facility which will commence operations next month. Physical and taxation assets are now carried in the company's books at their full depreciated value for the first time since 1998.

The company's cost profile is obviously influenced by the preparatory activities and extraction methods necessary to mine in the caldera of a volcano where temperatures and pressures are relatively high. It is also influenced by the refractory nature of the ore and the need to subject it to a pressure oxidation process to extract the gold. Our costs, like those of other mining operations in this region, were negatively affected during 2004 by changes in exchange rates, fuel prices and the costs of some essential materials. Despite all of this, we hold firmly to the view I expressed last year, that the knowledge that comes from experience in this challenging environment reveals many large and increasing opportunities to reduce costs. The systematic cost review initiated early in 2004 will yield sustained reductions in operating costs in coming years. There will be substantial costs savings from reviewing significant contracts, most of which are due for a re-consideration in 2005 and 2006, manning levels, and use of consumables, as well as from productivity improvements and greater operational efficiencies. These activities all form part of this programme.









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LIHIR GOLD LIMITED ANNUAL GENERAL MEETING 2005
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A relatively high proportion of our operating costs do not vary with output, so that unit costs are influenced powerfully by levels of production. Access to high grades and higher production later this year and beyond will be the single largest contributor to reductions in unit costs. Beyond the effects of scale, our increasing use of geothermal energy in the face of high and rising fuel costs will be the most important single source of cost reduction.

Revenues increased last year, benefiting from increased gold production and higher spot prices. The average cash price realised was US$399 per ounce, a 9.6% increase from the 2003 average realised price of US$364 per ounce.

The company delivered approximately 14% of its production into hedge commitments in 2004 and continued to roll out a proportion of its hedge contracts to take advantage of higher spot prices during this period of lower production and cash flow. In order to reduce the company's hedged commitments in future years, the Board has decided that not less than 160,000 ounces per annum be delivered into hedge commitments from 2005. In the coming weeks, we will be undertaking a thorough review of our hedging policy and strategies, examining ways that can capture as much as possible of any gold price upside in the future, whilst still ensuring that our prudential risk management requirements are met. No additional long term hedge commitments have been entered into since mid-2002. The size of the hedge book fell from 2.0M ounces at the beginning of 2004, to 1.9M ounces at the end of the year. It has since fallen to 1.8M ounces, or 8.7 percent of reserve and 4.5 percent of resources.

As outlined at the time of the equity issue in late 2003, Lihir Gold is undertaking a high level of investment in 2004 and 2005, to facilitate access to Lienetz high grade ores as quickly as possible, to replace petroleum-based energy by geothermal to reduce costs, and to improve the processing plant's throughput rates, reliability and gold recovery.

The cost of these capital investments led to a decrease in the company's cash holdings in 2004. Consistent with policy announced in earlier years, the availability of investment opportunities that will yield high value to shareholders has caused the Board of resolve not to pay a dividend this year.


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LIHIR GOLD LIMITED ANNUAL GENERAL MEETING 2005
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Lihir Gold has continued to maintain its firm commitment to sustainable development, embodied in agreements with the Papua New Guinea government and the Lihir community at the commencement of the project. We maintain high standards of environmental management. We work closely with the Lihir community to maximise the effects of the project on incomes and services.

The company achieved internationally recognised accreditation of its environmental management system in 2004 when it became the first mining operation in Papua New Guinea to obtain ISO 14001 certification. This system underpins our efforts to improve on our sound environmental record and maintain full compliance with all licence and permit conditions. Our comprehensive monitoring programme continues to show that effects on atmospheric, marine and terrestrial environments on Lihir from mining and processing activities are well within the levels originally predicted when the operation was established. External research is commissioned to validate and expand this programme and we are increasingly turning to the community to assist us in monitoring activities.

Lihir Gold continues to provide significant benefits to the country at local, provincial and national levels through revenue flows, and by providing a positive example to others considering investment in Papua New Guinea.

We have continued our programme of broadening and deepening our engagement with the local community in their roles as landowners, employees, business partners, shareholders and neighbours. Directors are actively engaged in this process, conducting meetings with various community groups and in Lihir villages. There have been further improvements in the delivery of benefits to the community, particularly in relation to health and education services. These improvements extend to capacity building activities for local businesses and through the local community, including sports, youth and women's groups. Special efforts are being made to accelerate and raise the level of training of Lihirians for participation in all aspects of the company's operations. The company's general approach is to draw goods and services from the Lihir community whenever this can be achieved without increasing costs.

The review of the Integrated Benefits Package (or IBP) with the community remains incomplete. Completion is overdue. Considerable progress was made in negotiations on the IBP during the past year under the leadership of the independent chairman of that review, Mr Brown Bai, to the point that, at

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LIHIR GOLD LIMITED ANNUAL GENERAL MEETING 2005
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the end of 2004, management was able to advise Board that resolution was close.
Unfortunately, additional claims surfaced early in 2005, and this has delayed finalisation of the review. At the invitation of the Minister for Mining, Mr. Sam Akoitai, who had held discussions with the negotiating committee representing local landowners and the local level government, I joined the Minister in two recent meetings with community leaders, in part to explain the limitations on the company's ability to meet these additional claims. I explained the Board's clear responsibility to generate good returns to shareholders, as well as to meet the legitimate claims from other stakeholders.

While disagreements remain, the merits of the company's offer of community services support over the next five years is being discussed constructively within the Lihir community. I am pleased with the assistance provided by the Papua New Guinea government to the achievement of a mutually productive outcome, and by the commitment of the local community to resolution of outstanding issues through discussion.

The economic and regulatory environment for mining in Papua New Guinea continues to improve, with notable contributions being made by the National Government. The country has enjoyed low levels of inflation, low interest rates, and exchange rate stability during the past year. The reform of national financial institutions in recent years has had a durable and highly beneficial impact. Ongoing revisions of the country's mining laws, the continued phasing out of the Mining Levy, liberalisation of exchange controls and efforts to improve bureaucratic processes, particularly those associated with labour and immigration provide clear benefits for current potential investment in Papua New Guinea. We value highly our relationships with the National and New Ireland Provincial governments, and would like to express our appreciation to the Ministers who have made large efforts to maintain and to improve the environment for mining in Papua New Guinea. These efforts, the improving economy of Papua New Guinea, and the buoyant external market conditions, have lifted investor interest in the country.

2005 will be a strong year for the company, with a number of significant developments.

The first major development will be the commissioning of the 30 megawatt geothermal power plant next month and commencement of the considerable cost savings it will bring. This project is being delivered on time and on budget. In addition, I am pleased to announce that the Board has just approved


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LIHIR GOLD LIMITED ANNUAL GENERAL MEETING 2005
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construction of a further 20 megawatts of geothermal power capacity, due to commence shortly and expected to be commissioned early in the third quarter of 2006. The company is also becoming increasingly confident that additional geothermal capacity will be available to dispense with all current carbon fuel generation needs and to provide capacity for processing expansion.

The company spent US$29.2 million on heavy fuel oil in 2004, even with the benefit of the 6 megawatt geothermal unit commissioned during 2003. With oil prices continuing to rise, the cost reductions from this conversion are obvious.

There are also environmental benefits associated with the use of geothermal energy. We look forward to these being recognised in the success of our application to have Lihir's geothermal power registered as a clean development mechanism, allowing us to sell carbon credits on the international market. We expect our application to have been reviewed by the middle of this year.

The second change will be the movement into the high grade Lienetz ores in the latter part of this year. This will allow production to exceed 700,000 ounces in 2005 for the first time, despite the anticipated slow start to the year. This will make the beginning of a period of at least 14 years during which annual gold production is forecast to average 710,000 ounces without any contribution from projects to expand mine processing capacity. These production levels are materially greater than we have experienced to date and are expected to generate noticeable reductions in unit costs and increases in underlying profitability and cash flows.

While we continue to achieve incremental increases and will continue to seek them, Lihir's large reserve and resource, and the high proportion of fixed costs have added impetus to our investigations into means of expanding processing capacity. Over the last year, we have spoken of the potential for addition of flotation capacity and its ability to bring forward large amounts of gold production. Today I am pleased to announce that the Lihir Gold Board yesterday approved the expenditure of US$3 million for Front End Engineering Design and pre-order deposits on major long lead equipment items for the flotation project.

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The flotation expansion is the next major step in our programme to increase production capacity, reduce unit costs and release value from our extensive reserves. While flotation has been our main focus of late, there have been a number of other studies undertaken to explore ways of achieving further increases. One of these, which is seen to have good potential, is the use of biological oxidation.

Over recent years, Lihir Gold Ltd has increased reserves considerably after allowing for depletion. We are confident that this will continue for some time. There are large opportunities for converting Lihir's large resource into reserves. An important part of this conversion will come from reduction of unit costs through expansion of processing capacity upon which the company has embarked. The resource base at Lihir will support large expansion of production alongside extension of mine life.

Neil Swan's secondment from Rio Tinto as Managing Director to Lihir Gold concludes in September. Agreement has been reached with Rio Tinto for Neil's replacement to be recruited independently by the Board, rather than being seconded from the Rio Tinto Group. The recruitment process is well under way and we look forward to its completion by September. Recruitment of a Chief Executive Officer from outside Rio Tinto will be part of a transition beyond the Rio Tinto management contract, which was established with the formation of Lihir Gold Limited a decade ago. The execution of a $US50 million financing facility last week, the documentation of which contains no reference to Rio Tinto, is a significant step in this transition.

The much stronger cash flows deriving from higher production and lower costs, from and beyond the second half of this year, will provide a favourable environment for this important transition. The transition, for its part, will expand opportunities for development of new corporate strategies to enhance shareholder value.

The far-reaching programme to expand production, reduce costs and raise profitability and cash flows that is currently being implemented successfully, is the result of the excellent work of a committed senior management team under Neil Swan's leadership. I congratulate and thank Neil for the quality and success of this work.


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It gives me great pleasure to welcome Mrs Winifred Kamit to her first Lihir
Gold shareholder meeting. Mrs Kamit is a respected, effective leader of Papua New Guinea law and business. We are already benefiting considerably from her contribution. We are working towards the appointment to the Board of an additional director later in the year. The new director appointed will have a strong background in corporate finance, complementing the skills and experience of current Board members, and assuming the role of chairman of the Board's Audit committee.

While there remains much to be done and the Board shares the disappointment of shareholders with the current degree of recognition of the company's value afforded by the market, we believe that the work undertaken and changes foreshadowed will lead to general recognition of Lihir Gold's higher underlying value in the year ahead.

/s/ Ross Garnaut
ROSS GARNAUT
CHAIRMAN, LIHIR GOLD LIMITED

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